Morgan, Lewis & Bockius, LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

June 6, 2011

VIA EDGAR CORRESPONDENCE

Mr. Dominic Minore

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Russell Exchange Traded Funds Trust (formerly, U.S. One Trust) (the “Trust”) – Amendment No. 4 to the Registration Statement on Form N-1A (the “Registration Statement”); Registration Numbers 333-160877; 811-22320

Dear Mr. Minore,

This letter responds to your comments conveyed to us during a telephone conference on April 5, 2011 relating to the Trust’s Post-Effective Amendment No. 4, filed on February 2, 2011 (“PEA No. 4”). The primary purpose of PEA No. 4 was to file a post-effective amendment pursuant to Rule 485(a) in conjunction with the One Fund’s annual update to, among other related changes, reflect Russell Investment Management Company as the investment adviser for the One Fund. The following summarizes your comments and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s Registration Statement.

Prospectus Comments:

1.	Comment. For each Fund, please revise the “Distribution (12b-1) Fees” line item in the “Fees and Expenses of the Fund” table to reflect “0.00%” instead of “None” if the Trust’s Board intends to adopt a Distribution Plan pursuant to Rule 12b-1. In addition, if accurate, please add a footnote explaining that no Rule 12b-1 fees will be charged prior to the conclusion of twelve months from the date of the prospectus. Please ensure that the SAI and Prospectus disclosure are consistent.

Response. We have revised the Funds’ fee tables accordingly.

2.	Comment. Please provide for our review the footnote language that will accompany each Fund’s “fees and Expenses of the Fund” table.

Response. As requested, we have provided the footnote disclosure under separate cover.

Mr. Minore

June 6, 2011

3.	Comment. Unless purchases and redemptions of the underlying funds’ shares are exclusively transacted in-kind, please delete the last sentence of the paragraph under “Portfolio Turnover” as it is not permitted by Form N-1A.

Response. We respectfully decline to revise the “Portfolio Turnover” disclosure as requested. The vast majority of purchases and redemptions of the underlying funds’ shares will be transacted on an in-kind basis, and thus not included in the portfolio turnover rate. Therefore, because the reported portfolio turnover rate is not a true reflection of the securities turnover in each Fund, we believe the referenced disclosure is helpful to shareholders.

4.	Comment. Under “Purchase and Sale of Fund Shares,” please disclose that the Funds’ shares are not individually redeemable and may be purchased on an exchange only.

Response. We respectfully decline to add the requested disclosure because we believe that the existing disclosure adequately discloses these points in the statements below.

“Individual Shares may only be purchased and sold on a national securities exchange through a broker-dealer. . . . Each Fund issues and redeems shares on a continuous basis, at NAV, only in blocks of 50,000 shares (“Creation Units”).”

5.	Comment. If Underlying ETPs can be non-diversified, please disclose this fact in each Fund’s “Principal Investment Strategies of the Fund” section.

Response. We have revised the disclosure accordingly.

6.	Comment. For each Fund, please delete the parenthetical following the heading “Investment Objective” as it is neither permitted by Form N-1A nor clear as to its meaning.

Response. The Registrant believes that the use of the parenthetical “(Non-Fundamental)” in the Non-Funds of Funds prospectus is consistent with Item 2 of Form N-1A and facilitates an investor’s understanding of the Non-Funds of Funds’ investment objectives. Accordingly, no change has been made in response to this comment.

7.	Comment. In each Fund’s “Principal Investment Strategies of the Fund” section, please explain what is meant by “exchange-traded pooled investment vehicles.”

Response. We have revised the disclosure as follows: “The Fund also may invest in other types of exchange-traded products that are not investment companies registered under the Investment Company Act of 1940, such as Exchange Traded Notes (“ETNs”) and

Mr. Minore

June 6, 2011

exchange-traded pooled investment vehicles that invest in commodities or currency (collectively, with the Underlying ETFs, “Underlying ETPs”).”

8.	Comment. In each Fund’s “Principal Investment Strategies of the Fund” section, please disclose whether the Underlying ETPs are affiliated or unaffiliated. If investing in affiliated Underlying ETPs, please address the treatment of duplicative fees. In addition, please disclose how many Underlying ETPs the Fund expects to invest in.

Response. We confirmed with the Registrant that none of the Underlying ETPs will be affiliated with the Funds or the Adviser. We also have confirmed with the Registrant that it expects each Fund to invest in a minimum of five and a maximum of 25 Underlying ETPs. However, because the number of Underlying ETFs may vary over time, we have disclosed that the Funds may invest in an unlimited number of Underlying ETFs in any amount. We note that duplicative fees are a characteristic of funds of funds arrangements generally and are not specific to affiliated funds of funds. Moreover, as a general matter, the fees collected by RIMCo and its affiliates in connection with the management and operation of funds of funds are not duplicative. For example, an advisory fee charged at the funds of funds level compensates RIMCo for its determination, implementation and maintenance of target asset allocations among the underlying funds. In comparison, the advisory fee charged at the underlying fund level compensates the underlying fund investment adviser, whether or not it is RIMCo, for its management of the underlying funds’ portfolios.

9.	Comment. In each Fund’s “Principal Investment Strategies of the Fund” section, please disclose whether the Underlying ETPs can invest in leveraged instruments and the potential impact of such leverage on the Fund.

Response. The Adviser does not intend to invest in Underlying ETPs that employ leverage as part of their principal investment strategy. However, one or more of the Underlying ETPs may have the flexibility to invest in leveraged instruments. The Adviser does not anticipate that such investments would be material. If an Underlying ETP does invest in leveraged instruments to a material extent, the Registrant will revisit the Prospectus disclosure to ensure it is adequate.

10.	Comment. In each Fund’s “Principal Investment Strategies of the Fund” section, please clarify that the equity capitalizations refer to the Fund’s investment in Underlying ETFs.

Response. We have revised the disclosure accordingly.

11.	Comment. In each Fund’s “Principal Investment Strategies of the Fund” section, please disclose whether the Underlying ETPs are expected to trade at a discount and the potential impact to the Fund if they do.

Mr. Minore

June 6, 2011

Response. We have confirmed with the Registrant that the Funds do not expect to invest in Underlying ETPs the shares of or interests in which are likely to trade at a discount. Therefore, we respectfully decline to include the requested risk disclosure at this time.

12.	Comment. In each Fund’s “Principal Investment Strategies of the Fund”, please consider augmenting the disclosure about ETNs, e.g., will they be senior secured or junior subordinated debt, their general maturity ranges, will they seek to track an index, etc.

Response: The Adviser expects to invest in ETNs that seek to track various indices. The debt-type and maturity characteristics of the ETNs that the Adviser selects for investment will vary, and the Adviser will determine the most appropriate combination of characteristics at the time of investment. Therefore, we respectfully decline to add the suggested disclosure to each Fund’s “Principal Investment Strategies of the Fund” section.

13.	Comment. Under “Principal Risks of Investing in the Fund” for each Fund, please bold the sub-headings.

Response. We have revised the disclosure accordingly.

14.	Comment. Under “Principal Risks of Investing in the Fund,” please disclose that investments in non-investment grade fixed income securities have speculative characteristics and whether such securities can be related to issuers that are in default or bankruptcy.

Response. We respectfully decline to add the suggested disclosure because we believe the existing disclosure adequately discloses the Fund’s investments in non-investment grade securities and the attendant risks.

15.	Comment. Under “Principal Risks of Investing in the Fund,” please augment the risk disclosure related to the Funds’ investments in ETNs. For example, to the extent applicable, please disclose the existence of tracking error and potential impact that a ratings downgrade can have on the issuer and the Fund.

Response. We have revised the disclosure accordingly.

16.	Comment. Under “Principal Risks of Investing in the Fund,” please delete the last sentence under “Underlying ETF Risks.” This Prospectus should fully disclose all of the risks associated with any Underlying ETP that the Fund may invest in.

Mr. Minore

June 6, 2011

Response. We have revised the disclosure as follows: “More information about the risks of the Underlying ETPs can be found in each Underlying ETP’s prospectus or other offering document.”

17.	Comment. Under “Principal Risks of Investing in the Fund,” please disclose that short sales investments expose the Fund to unlimited losses.

Response. We have not revised the disclosure in the Funds’ summary sections as requested, but the existing Item 9 discussion under “Principal Risks – Short Sales” includes the following disclosure: “Although the Fund’s potential for gain as a result of a short sale is limited to the price at which it sold the security short less the cost of borrowing the security, its potential for loss is theoretically unlimited because there is no limit to the cost of replacing the borrowed Underlying ETP.”

18.	Comment. In the Russell Bond ETF’s “Principal Investment Strategies of the Fund” section, please revise the Fund’s Rule 35d-1 80% investment policy to clearly state that the Fund will invest at least 80% of its net assets in instruments that are economically equivalent to a bond. In addition, please add risk disclosure explaining that such instruments may not be the economic equivalent to a bond and describe the potential impact on the Fund in such a situation.

Response. We have revised the disclosure to explain that such instruments will be the economic equivalent of a bond, but we respectfully decline to add the suggested risk disclosure because we do not believe it is a material risk of investing the Fund.

19.	Comment. If the Russell Bond ETF counts its investments in Underlying ETPs toward its Rule 35d-1 80% investment policy, please confirm that each such Underlying ETP also has an 80% investment policy to invest at least 80% of its assets in economically equivalent instruments.

Response. We are unable to confirm that each Underlying ETP has or will have such an 80% investment policy. In addition, we do not believe that the Fund is limited to investing in Underlying ETPs that have adopted such an 80% investment policy if other Underlying ETPs in aggregate hold securities that otherwise enable the Fund to satisfy its 80% investment policy.

20.	Comment. For the Russell Global Opportunity ETF and Russell Bond ETF, please disclose whether there is a percentage limit on the amount that may be invested in junk bonds.

Response. Neither Fund is subject to a percentage limit with respect to its investments in or exposure to junk bonds. Because the Funds achieve such investment exposure only

Mr. Minore

June 6, 2011

indirectly through their investment in Underlying ETPs, we respectfully decline to add the suggested disclosure to the Funds’ Prospectus disclosure.

21.	Comment. For the Russell Bond ETF, under “Principal Risks of Investing in the Fund,” please add risk disclosure related to investments in mortgage and asset backed securities.

Response. We have revised the disclosure accordingly.

22.	Comment. For the Russell Inflation ETF, under “Principal Investment Strategies of the Fund,” please disclose how the Fund defines an “economic cycle.”

Response. We have revised the disclosure accordingly.

SAI Comments:

23.	Comment. Under “Trustees and Officers of the Trust,” please augment the disclosure about the Trustees’ qualifications.

Response. We have revised the disclosure accordingly.

24.	Comment. Under “General Investment Strategies and Portfolio Instruments,” please confirm that the Advisor looks through any affiliated Underlying ETPs and unaffiliated index-tracking Underlying ETPs to determine concentration.

Response. We have confirmed with the Registrant that the Funds currently do not intend to invest in affiliated Underlying ETPs. Due to the practical difficulties of accessing information about an unaffiliated Underlying ETP, the Registrant does not currently look through unaffiliated Underlying ETPs to determine concentration, but rather relies on an Underlying ETP’s public disclosure of any policy to concentrate.

25.	Comment. Under “General Investment Strategies and Portfolio Instruments,” please consider adding a heading or clarifying that the second paragraph under “Concentration” relates to diversification of the Funds’ investments.

Response. We have revised the disclosure accordingly.

26.	Comment. Under “General Investment Strategies and Portfolio Instruments – Repurchase Agreements,” please disclose that such investments are consider to be loans for purposes of the Investment Company Act of 1940 and whether there are any percentage limitations on a Fund’s investment in repurchase agreements.

Response. We have revised the disclosure accordingly.

Mr. Minore

June 6, 2011

27.	Comment. Under “General Investment Strategies and Portfolio Instruments – Reverse Repurchase Agreements and Dollar Rolls,” please disclose that such investments are treated as borrowings under the Investment Company Act of 1940 and therefore subject to the borrowing limitations set forth in Section 18 of the Investment Company Act of 1940.

Response. We have revised the disclosure accordingly.

28.	Comment. Under “General Investment Strategies and Portfolio Instruments,” please disclose whether the Funds are permitted to engage in securities lending and if so, the risks associated with securities lending activities.

Response. The Funds’ existing investment restrictions disclose that a Fund “may lend its portfolio securities in an amount not to exceed 33 1/3% of the value of its total assets.” However, we have confirmed with the Registrant that the Funds are not expected to engage in securities lending initially, but may do so in the future. Therefore, we respectfully decline to add the suggested risk disclosure to the Funds’ SAI at this time.

Part C Comments:

29.	Comment. If accurate, please revise the Signature Page to reflect the Mr. Paul Hrabal is signing in his capacity as Trustee, CFO and President.

Response. We have revised the signature page to designate the capacities in which each signatory is signing.

30.	Comment. Please consider revising the legal opinion to delete reference to the following language: “when issued and sold in accordance with the Declaration of Trust and By-Laws.” The opinion should opine that the Shares are legally issued in accordance with the Declaration of Trust and By-Laws.

Response. We respectfully decline to make the suggested revision. We can only opine that shares of the Funds will be legally issued, fully paid and non-assessable under the laws of the State of Delaware to the extent that they are issued in accordance with the terms of the Trust’s Declaration of Trust and By-Laws. Because we do not control the continuous offering and issuance of the Funds’ shares we cannot opine that they will always be issued and sold in accordance with the terms of such documents and, thus, always legally issued.

*        *        *

Mr. Minore

June 6, 2011

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5684 or John McGuire at 202.739.5654. We appreciate your attention to this filing.

Sincerely,

/s/ Laura E. Flores

Laura E. Flores